Richard C. Sarhaddi       (773) 961-2070

November 28, 2008
VIA EDGAR and FEDERAL EXPRESS
Kathleen Collins
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Midway Games Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended
December 31, 2007
Filed March 13, 2008 and April 29, 2008, respectively
File No. 0-12367
     Dear Ms. Collins:
     Reference is made to your letter dated November 19, 2008 regarding comments by the staff of the Securities and Exchange Commission (the “Comment Letter”) with respect to the above-captioned filings of Midway Games Inc. (the “Company”). This letter serves to confirm our conversation during which you granted the Company’s request for an extension to file its response to the Comment Letter by December 19, 2008.
     Please do not hesitate to contact me with any questions, comments or requests for additional information that you may have.

Very truly yours, MIDWAY GAMES INC.
/s/ Richard C. Sarhaddi
Richard C. Sarhaddi
Staff Attorney

RCS/rcs